Exhibit 99.1

FORM 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting issuer

1. Name of reporting issuer: Mountain Province Diamonds Inc.

Selling security holder

2. Your name: Dermot Desmond

3. The offices or positions you hold in the reporting issuer:

N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No.

5. Number and class of securities of the reporting issuer you beneficially own:

24,679,773 Common Shares.

Distribution

6. Number and class of securities you propose to sell:

2,000,000 Common Shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

The shares will be sold through the facilities of the Toronto Stock Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that (1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and (2) the information given in this form is true and complete.

Dated the 5th day of June, 2014.

Per:	“Dermot Desmond”
Dermot Desmond